

Dyno Nobel

082-34952

Dyno Nobel Limited
ACN 117 733 463
Level 20, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

07028837



SUPPL

Date   30/11/2007

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

PROCESSED

JAN 0 4 2008

THOMSON
FINANCIAL

DYNO
Dyno Nobel


Dyno Nobel

30 November 2007

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

Dyno Nobel Step-up Preference Securities ("Dyno Nobel SPS") Distribution

The first distribution on the Dyno Nobel SPS, for the period from 2 August to 31 December 2007, will be paid on 31 December 2007.

As announced on 30 October 2007, the Record Date for this distribution is 6 December 2007.

The payment rate for the distribution is 8.7033%, which equates to an aggregate distribution of approximately $10.9 million.

Yours sincerely

Julianne Lyall-Anderson
Company Secretary



DYNO
Dyno Nobel

30 November 2007

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

Dyno Nobel Step-up Preference Securities ("Dyno Nobel SPS") Distribution

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that the first distribution on the Dyno Nobel SPS, for the period from 2 August to 31 December 2007, will be paid on 31 December 2007.

As announced on 30 October 2007, the Record Date for this distribution is 6 December 2007.

The payment rate for the distribution is 8.7033%, which equates to an aggregate distribution of approximately $10.9 million.

Yours sincerely

Julianne Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary



Dyno Nobel

29 November 2007

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

Dyno Nobel Step-up Preference Securities ("Dyno Nobel SPS") Distribution

The first distribution on the Dyno Nobel SPS, for the period from 2 August to 31 December 2007, will be paid on 31 December 2007.

As announced on 30 October 2007, the Record Date for this distribution is 6 December 2007.

The payment rate for the distribution is 8.6033%, which equates to an aggregate distribution of approximately $10.7 million.

Yours sincerely

Julianne Lyall-Anderson
Company Secretary

END

